UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CATERPILLAR INC.
(Exact name of the registrant as specified in its charter)

Delaware	1-768
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

5205 N. O'Connor Boulevard, Suite 100 Irving, Texas	75039
(Address of principal executive offices)	(Zip code)

Derek Owens, Chief Legal Officer and General Counsel (972) 891-7700
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Caterpillar Inc.’s Conflict Minerals Report for the year ended December 31, 2023 is provided as Exhibit 1.01 hereto and is publicly available at http://www.caterpillar.com/en/company/sustainability/conflict-minerals/CMR.html.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01Conflict Minerals Report for the year ended December 31, 2023 as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CATERPILLAR INC. (Registrant)
_/s/ Denise C. Johnson______________ By: Denise C. Johnson Group President, Resource Industries	May 28, 2024 (Date)

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